Exhibit 99.2

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2021 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Financial Statements

Ellomay Capital Ltd. and its Subsidiaries

 Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30,	December 31,	June 30,
		2021	2020	2021
		(Unaudited)	(Audited)	(Unaudited)
				Convenience Translation
	Note	€ in thousands		into US$ in thousands*
Assets
Current assets
Cash and cash equivalents		67,259	66,845	79,943
Marketable securities	4	-	1,761	-
Short term deposits	4	-	8,113	-
Restricted cash	4	4,216	-	5,011
Receivable from concession project		1,589	1,491	1,889
Trade and other receivables	5	9,761	9,825	11,602
		82,825	88,035	98,445
Non-current assets
Investment in equity accounted investee	6	30,126	32,234	35,807
Advances on account of investments		2,445	2,423	2,906
Receivable from concession project		25,014	25,036	29,731
Fixed assets	8	312,983	264,095	372,008
Right-of-use asset		22,944	17,209	27,271
Intangible asset		4,506	4,604	5,356
Restricted cash and deposits	4	6,023	9,931	7,159
Deferred tax		5,785	3,605	6,876
Long term receivables	5	861	2,762	1,023
Derivatives	7	2,276	10,238	2,705
		412,963	372,137	490,842
Total assets		495,788	460,172	589,287
Liabilities and Equity
Current liabilities
Current maturities of long term bank loans		13,204	10,232	15,694
Current maturities of long term loans		3,549	4,021	4,218
Debentures		12,815	10,600	15,232
Lease liability short term		8,288	** 490	9,851
Trade payables		2,692	12,387	3,202
Other payables		11,461	** 7,422	13,617
		52,009	45,152	61,814
Non-current liabilities
Lease liability		15,524	17,299	18,452
Liabilities to banks		149,789	134,520	178,038
Other long-term loans		51,871	49,396	61,653
Debentures		80,661	72,124	95,873
Deferred tax		8,124	7,806	9,656
Other long-term liabilities		4,512	513	5,363
Derivatives	7	6,297	8,336	7,485
		316,778	289,994	376,520
Total liabilities		368,787	335,146	438,334

Equity
Share capital		25,578	25,102	30,402
Share premium		85,762	82,401	101,936
Treasury shares		(1,736)	(1,736)	(2,063)
Transaction reserve with non-controlling Interests		5,145	6,106	6,115
Reserves		2,400	4,164	2,853
Retained earnings		2,613	8,191	3,106
Total equity attributed to shareholders of the Company		119,762	124,228	142,349
Non-Controlling Interest		7,239	798	8,604
Total equity		127,001	125,026	150,953
Total liabilities and equity		495,788	460,172	589,287

* Convenience translation into US$ (exchange rate as at June 30, 2021: EUR 1 = US$ 1.189)

**Reclassified

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Comprehensive Income (Loss)

	For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2021	2020	2020	2021
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience
				Translation
	€ in thousands (except per share amounts)			into US$*

Revenues	19,455	4,214	9,645	23,124
Operating expenses	(7,506)	(2,146)	(4,951)	(8,922)
Depreciation and amortization expenses	(7,056)	(1,447)	(2,975)	(8,387)
Gross profit	4,893	621	1,719	5,815

Project development costs	(1,119)	(2,338)	(3,491)	(1,330)
General and administrative expenses	(2,572)	(2,204)	(4,512)	(3,057)
Share of profits (losses) of equity accounted investee	(772)	850	1,525	(918)
Other income	—	—	2,100	—
Operating profit (loss)	430	(3,071)	(2,659)	510

Financing income	1,716	886	2,134	2,040
Financing income (expenses) in connection with derivatives and warrants, net	(109)	1,099	1,094	(130)
Financing expenses	(6,806)	(3,095)	(6,862)	(8,090)
Interest expenses on minority shareholder loan	(939)	—	—	(1,116)
Financing expenses, net	(6,138)	(1,110)	(3,634)	(7,296)
Loss before taxes on income	(5,708)	(4,181)	(6,293)	(6,786)
Tax benefit (Taxes on income)	(93)	(88)	125	(111)
Loss for the period	(5,801)	(4,269)	(6,168)	(6,897)
Loss attributable to:
Owners of the Company	(5,578)	(3,472)	(4,627)	(6,630)
Non-controlling interests	(223)	(797)	(1,541)	(267)
Loss for the period	(5,801)	(4,269)	(6,168)	(6,897)
Other comprehensive income (loss) items that
after initial recognition in comprehensive income
(loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign
Operations	1,684	(86)	(482)	2,002
Effective portion of change in fair value of cash flow hedges	(5,202)	(9,289)	2,210	(6,183)
Net change in fair value of cash flow hedges transferred to profit or loss	(1,225)	190	555	(1,456)
Total other comprehensive income (loss)	(4,743)	(9,185)	2,283	(5,637)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(1,764)	(4,737)	881	(2,096)
Non-controlling interests	(2,979)	(4,448)	1,402	(3,541)
Total other comprehensive income (loss)	(4,743)	(9,185)	2,283	(5,637)

Total comprehensive loss for the period	(10,544)	(13,454)	(3,885)	(12,534)

Total comprehensive loss for the period attributable to:
Owners of the Company	(7,342)	(8,209)	(3,746)	(8,726)
Non-controlling interests	(3,202)	(5,245)	(139)	(3,808)
Total comprehensive loss for the period	(10,544)	(13,454)	(3,885)	(12,534)

Basic loss per share	(0.44)	(0.29)	(0.38)	(0.52)
Diluted loss per share	(0.44)	(0.29)	(0.38)	(0.52)

* Convenience translation into US$(exchange rate as at June 30, 2021: EUR 1 = US$1.189)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2021 (unaudited):
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Loss for the period	-	-	(5,578)	-	-	-	-	(5,578)	(223)	(5,801)
Other comprehensive loss for the period	-	-	-	-	1,636	(3,400)	-	(1,764)	(2,979)	(4,743)
Total comprehensive loss for the period	-	-	(5,578)	-	1,636	(3,400)	-	(7,342)	(3,202)	(10,544)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(961)	(961)	961	-
Warrants exercise	454	3,348	-	-	-	-	-	3,802	-	3,802
Options exercise	22	-	-	-	-	-	-	22	-	22
Share-based payments	-	13	-	-	-	-	-	13	-	13
Balance as at June 30, 2021	25,578	85,762	2,613	(1,736)	5,459	(3,059)	5,145	119,762	7,239	127,001

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont'd)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the six months ended June 30, 2020 (unaudited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Loss for the period	-	-	(3,472)	-	-	-	-	(3,472)	(797)	(4,269)
Other comprehensive loss for the period	-	-	-	-	(98)	(4,639)	-	(4,737)	(4,448)	(9,185)
Total comprehensive loss for the period	-	-	(3,472)	-	(98)	(4,639)	-	(8,209)	(5,245)	(13,454)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	1,935	11,253	-	-	-	-	-	13,188	-	13,188
Share-based payments	-	20	-	-	-	-	-	20	-	20
Balance as at June 30, 2020	23,933	75,433	9,346	(1,736)	4,258	(5,712)	6,106	111,628	(4,308)	107,320

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont'd)

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
	Share	Share	Retained	Treasury	Translation Reserve from foreign	Hedging	Transaction reserve with non-controlling
	capital	premium	earnings	shares	operations	Reserve	Interests	Total
	€ in thousands
For the year ended December 31, 2020 (audited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Profit (loss) for the year	-	-	(4,627)	-	-	-	-	(4,627)	(1,541)	(6,168)
Other comprehensive loss for the year	-	-	-	-	(533)	1,414	-	881	1,402	2,283
Total comprehensive loss for the year	-	-	(4,627)	-	(533)	1,414	-	(3,746)	(139)	(3,885)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	50	-	-	-	-	-	50	-	50
Balance as at
December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity (cont'd)

									Non- controlling	Total
			Attributable to shareholders of the Company						Interests	Equity
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$*
For the six months ended June 30, 2021 (unaudited):
Balance as at January 1, 2021	29,836	97,942	9,736	(2,063)	4,544	405	7,257	147,657	951	148,608
Loss for the period	-	-	(6,630)	-	-	-	-	(6,630)	(267)	(6,897)
Other comprehensive loss for the period	-	-	-	-	1,945	(4,041)	-	(2,096)	(3,541)	(5,637)
Total comprehensive loss for the period	-	-	(6,630)	-	1,945	(4,041)	-	(8,726)	(3,808)	(12,534)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	10,319	10,319
Buy of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(1,142)	(1,142)	1,142	-
Warrants exercise	540	3,979	-	-	-	-	-	4,519	-	4,519
Options exercise	26	-	-	-	-	-	-	26	-	26
Share-based payments	-	15	-	-	-	-	-	15	-	15
Balance as at June 30, 2021	30,402	101,936	3,106	(2,063)	6,489	(3,636)	6,115	142,349	8,604	150,953

* Convenience translation into US$ (exchange rate as at June 30, 2021: EUR 1 = US$ 1.189)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,		For the year ended December 31,	For the six months ended June 30,
	2021	2020	2020	2021
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience
				Translation
	€ in thousands			into US$*
Cash flows from operating activities
Loss for the period	(5,801)	(4,269)	(6,168)	(6,897)
Adjustments for:
Financing expenses, net	6,138	1,110	3,634	7,296
Profit from settlement of derivatives contract	(407)	-	-	(484)
Depreciation and amortization	7,056	1,447	2,975	8,387
Share-based payment transactions	13	20	50	15
Share of losses (profits) of equity accounted investees	772	(850)	(1,525)	918
Payment of interest on loan by an equity accounted investee	859	582	582	1,021
Change in trade receivables and other receivables	(2,124)	127	(3,868)	(2,525)
Change in other assets	(782)	(234)	179	(929)
Change in receivables from concessions project	757	704	1,426	900
Change in trade payables	(941)	(35)	190	(1,118)
Change in other payables	3,715	368	(1,226)	4,416
Income tax expense (tax benefit)	93	88	(125)	111
Income taxes paid	(15)	-	(119)	(18)
Interest received	921	869	2,075	1,095
Interest paid	(3,857)	(1,853)	(3,906)	(4,584)
Net cash provided by (used in) operating activities	6,397	(1,926)	(5,826)	7,604
Cash flows from investing activities
Acquisition of fixed assets	(63,793)	(81,280)	(128,420)	(75,824)
Acquisition of subsidiary, net of cash acquired	-	-	(7,464)	-
Repayment of loan by an equity accounted investee	1,400	1,923	1,978	1,664
Loan to an equity accounted investee	(244)	-	(181)	(290)
Advances on account of investments	(8)	-	(1,554)	(10)
Settlement of derivatives contract	(252)	-	-	(300)
Proceeds (investment) in restricted cash, net	(185)	22,580	23,092	(220)
Proceeds (investment) in short term deposit	8,533	-	(1,323)	10,142
Proceeds from marketable securities	1,785	-	1,800	2,122
Acquisition of marketable securities	-	-	(1,481)	-
Compensation as per agreement with Erez Electricity Ltd.	-	1,418	1,418	-
Net cash used in investing activities	(52,764)	(55,359)	(112,135)	(62,716)
Cash flows from financing activities
Sale of shares in subsidiaries to non-controlling interests	1,400	-	-	1,664
Proceeds from options	22	-	20	26
Cost associated with long term loans	(197)	-	(734)	(234)
Proceeds from long term loans	32,476	80,584	111,357	38,601
Repayment of long-term loans	(3,390)	(2,804)	(3,959)	(4,029)
Repayment of Debentures	(30,730)	(26,923)	(26,923)	(36,525)
Issuance of ordinary shares	-	13,188	21,275	-
Proceeds from issue of convertible debentures	15,571	-	-	18,508
Proceeds from issuance of Debentures, net	25,465	-	38,057	30,267
Issuance / exercise of warrants	3,675	320	2,544	4,368
Net cash from financing activities	44,292	64,365	141,637	52,646

Effect of exchange rate fluctuations on cash and cash equivalents	2,489	(357)	(1,340)	2,958
Increase in cash and cash equivalents	414	6,723	22,336	492
Cash and cash equivalents at the beginning of the period	66,845	44,509	44,509	79,451
Cash and cash equivalents at the end of the period	67,259	51,232	66,845	79,943

* Convenience translation into US$ (exchange rate as at June 30, 2021: EUR 1 = US$ 1.189)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 1 - General

Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli company operating in the business of renewable energy and a power generator and developer of renewable energy and power projects in Europe and Israel. As of June 30, 2021, the Company owns six photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) that are connected to their respective national grids and operating as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MW, (ii) 51% of Talasol, which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain (hereinafter – the “Talasol Project") and (iii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MW. In addition, the Company indirectly owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), (ii) Ellomay Solar S.L.U, that is constructing a photovoltaic plant with installed capacity of 28 MW in the municipality of Talaván, Cáceres, Spain (hereinafter – the “Ellomay Solar Project"), (iii) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively, and (iv) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange under the trading symbol “ELLO”. The address of the Company’s registered office is 18 Rothschild Blvd., 1st Floor, Tel Aviv, Israel.

Effects of the spreading of the coronavirus

Following the outbreak of the coronavirus (Covid-19) in China in December 2019, and the spreading of Covid-19 to many other countries since the beginning of 2020, creating the current pandemic situation, there was a decrease in economic activity in many areas around the world, including Israel, Spain and Italy. The spread of the virus has led, inter alia, to a disruption in the supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries around the world and a decrease in the value of financial assets and commodities on the markets in Israel and the world. In recent months, Spain, Italy and Israel have experienced a resurgence in the number of Covid-19 cases, causing the local governments to renew restrictions and implement additional measures in order to attempt to curb the spread of the pandemic. Although the Company’s operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which the Company operates, in the event the restrictions continue, or new restrictions are imposed, the operations of the Company, including the projects under construction and development, may be adversely affected. Also, as a result of the Covid-19 pandemic, the electricity prices in the European markets declined due to the decrease in demand, resulting in a slight decrease in the Company’s revenues in Spain. The electricity prices in the European markets have since increased and are currently higher that were in effect prior to the pandemic. The spread of Covid-19 and its implications may also indirectly affect the operations of the Company, for example through changes in the prices of oil resulting in a decrease in the electricity prices, and through reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate or construct new projects, regulatory changes by countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability of corporate financing and lower returns on potential future investments. As a result, the Company's business and operating results could be negatively affected. The extent to which the Covid-19 pandemic impacts the business of the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. These potential affects could last until a vaccine or successful treatment plan are implemented worldwide.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 1 – General (cont’d)

Material events in the reporting period

a.
On February 23, 2021, the Company issued additional Series C Debentures in a public offering in Israel in an aggregate principal amount of NIS 100,939 thousand (approximately €25,442 thousand). The gross proceeds from the offering were NIS 102,400 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 101,500 thousand (approximately €25,622 thousand).

b.
On February 23, 2021, the Company issued our new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €15,627). The principal amount of the Series D Debentures is repayable in one installment on December 31, 2026. The Series D Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021 through December 31, 2026 (inclusive). The Series D Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately €42.6 based on the Euro /NIS exchange rate as of June 30, 2021), subject to adjustments upon customary terms. The Series D Debentures are not rated. The gross proceeds from the offering were approximately NIS 62,600 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61,800 thousand (approximately €15,577 thousand).

c.
On February 28, 2021, the Company announced that it will fully repay the Series B Debentures and on March 18, 2021, the Series B Debentures were repaid in full. Pursuant to the terms of the deed of trust governing the Series B Debentures, the early repayment amount consisted of a principal payment in the amount of approximately NIS 86,300 thousand (approximately €21,500 thousand), accrued interest in the amount of approximately NIS 700 thousand (approximately €160 thousand) and a prepayment charge of approximately NIS 3,400 thousand (approximately €860 thousand), amounting to an aggregate repayment amount of approximately NIS 90,400 thousand (approximately €22,500 thousand).

d.     During January and February 2021, Israeli institutional investors who purchased the Company's ordinary shares and warrants convertible into ordinary shares in a private placement consummated in February 2020, exercised all of the warrants issued to them in such private placement. As a result of the exercises, the Company issued an aggregate of 178,750 ordinary shares, at a price per ordinary share of NIS 80 (approximately €20.3), and received gross proceeds of NIS 14,300 thousand (approximately €3,635 thousand).

e.     The Talasol Project achieved PAC (preliminary acceptance certificate) on January 27, 2021, upon which the Company commenced recognition of revenues and expenses.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 2 - Basis of Preparation and Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated unaudited interim financial statements are the same as those applied by the Company in its annual financial statements for 2020.

A.          Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the Company’s financial statements as at and for the year ended December 31, 2020 (hereinafter – "the annual financial statements").

These condensed consolidated interim financial statements were authorized for issue on September 30, 2021.

B.          Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

C.          Initial application of new standards, amendments to standards and interpretations

Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16, Leases, Interest Rate Benchmark Reform – Phase 2 ("the Amendments")-

The Amendments include practical expedients regarding the accounting treatment of modifications in contractual terms that are a result of the interest rate benchmark reform (a reform that in the future will lead to the replacement of interest rates such as the Libor and Euribor). Thus, for example:

-
When certain modifications are made in the terms of financial assets or financial liabilities as a result of the reform, the entity shall update the effective interest rate of the financial instrument instead of recognizing a gain or loss.

-	Certain modifications in lease terms that are a result of the reform shall be accounted for as an update to lease payments that depend on an index or rate.
-	Certain modifications in terms of the hedging instrument or hedged item that are a result of the reform shall not lead to the discontinuance of hedge accounting.

The Amendments are applicable retrospectively as from January 1, 2021 by amending the opening balance of equity for the annual reporting period in which the amendment was adopted without a restatement of comparative data.

Application of the Amendments did not have a material effect on the Company’s financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 2 - Basis of Preparation and Significant Accounting Policies (cont’d)

D.          New standards, amendments to standards and interpretations not yet adopted

Amendment to IAS 16, Property, Plant and Equipment (“the Amendment”) –
The Amendment annuls the requirement by which in the calculation of costs directly attributable to fixed assets, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, the proceeds from selling the items and the cost of the sold items shall be recognized in profit or loss.

The Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Amendment shall be applied on a retrospective basis, including an amendment of comparative data, only with respect to fixed asset items that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the Amendment. The cumulative effect of the Amendment will adjust the opening balance of retained earnings for the earliest reporting period presented.

Application of the Amendments is not expected to have a material effect on the Company's financial statements.

Note 3 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Note 4 - Restricted Cash, Deposits and Marketable Securities

	June 30,	December 31,
	2021	2020
	€ in thousands
	Unaudited	Audited
Marketable securities (1)	-	1,761
Short-term restricted cash (2)	4,216	-
Short-term deposits (3)	-	8,113
Long-term restricted non-interest bearing bank deposits (2)	617	2,138
Restricted cash, long-term bank deposits (2)	5,406	7,793
Long-term restricted cash and deposits	6,023	9,931

1.
The Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 4.435% and a maturity date of December 30, 2020 and in 5.8% WACHOVIA Fixed Interest Float. The Company sold all of its Marketable securities in 2021.

2.	Bank deposits used to secure obligations under loan agreements.
3.	Bank deposits with annual interest rate as of December 31, 2020 of 0.27%.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 5 - Trade and Other Receivables

	June 30,	December 31,
	2021	2020
	€ in thousands
	Unaudited	Audited
Current Assets:
Trade and other receivables:
Government authorities	1,723	3,232
Income receivable	3,707	3,420
Interest receivable	47	36
Current tax	47	32
Trade receivable	2,167	382
Inventory	322	306
Derivatives	42	78
Prepaid expenses and other	1,706	2,339
	9,761	9,825
Non-current Assets: Long term receivables
Prepaid expenses associated with long term loans (1)	829	2,731
Annual rent deposits	30	30
Other	2	1
	861	2,762

(1)
Prepaid commission expenses paid in connection with the Talasol Project’s project finance obtained from financing entities as at December 31, 2020 and Prepaid commission expenses paid in connection with the Manara Pumped Storage project finance obtained from financing entities as at June 30, 2021.

Note 6 - Investee Companies and Other Investments

Information about investee companies and other investments

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”)-

The Company, through its wholly owned subsidiary, Ellomay Clean Energy Ltd. (“Ellomay Energy”), entered into an Investment Agreement (the “Dori Investment Agreement”) with Amos Luzon Entrepreneurship and Energy Group Ltd. (formerly - Dori Group Ltd.) (the “Luzon Group”), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad, which owns an approximate 860 MW bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

Dorad provided guarantees in favor of the Israeli Electricity Authority, the Israel Electric Corporation and Israel Natural Gas Lines Ltd. These guarantees were provided through Dorad’s shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad. As of June 30, 2021 total performance guarantees provided by Dorad amounted to approximately NIS 170,000 thousand (approximately €43,873 thousand). The Company's indirect share of guarantees that Dorad provided through its shareholders is approximately NIS 16,000 thousand (approximately €4,129 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)-

Dorad and its shareholders are involved in several legal proceedings as follows:

Petition to Approve a Derivative Claim filed by Dori Energy and Ran Fridrich and Third Party Notices

In connection with the description of the petition to approve a derivative claim filed by Dory Energy and Hemi Raphael (replaced by Ran Fridrich) and related third party notices included in Note 6.A to the annual financial statements, the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings were held in March-May 2021. Following the parties' request for approval of a procedural arrangement regarding the submission of written summaries and the possible supplemental oral argument in all proceedings subject to arbitration, the arbitrator approved the various dates for submitting summaries, ending in May 2022.

The Company estimates (after consulting with legal counsel), that at this stage it is not yet possible to assess the outcome of the proceeding. With respect to the third party notices, the Company estimates (after consulting with legal counsel) that if the main (Derivative) claim is dismissed then the third party notices will be redundant, whereas if the main claim is accepted, it is more likely than not that the third party notices shall be rejected, as they are based on arguments similar to those raised by the defendants in their statements against of defense filed against the main claim.

Petition to Approve a Derivative Claim filed by Edelcom

Please see above under “Petition to Approve a Derivative Claim filed by Dori Energy” for updates in connection with the description of the petition to approve a derivative claim filed by Edelcom Ltd., one of the shareholders of Dorad (“Edelcom”), included in Note 6 to the annual financial statements. This proceeding is also conducted in the framework of the above-mentioned arbitration.

The Company estimates (after consulting with legal counsel), that the chances of the petition to be approved are lower than the chances that it will be rejected.

Opening Motion filed by Zorlu

In connection with the description of the opening motion filed by Zorlu Enerji Elektrik Uretim A.S., one of the shareholders of Dorad (“Zorlu”) included in Note 6 to the annual financial statements, as per which Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant (the “Dorad 2 Project”), on the agenda of this meeting, in June 2021, a ruling was handed in which the court ordered Dorad to convene a special shareholders meeting, on whose agenda will be the planning and construction of the “Dorad 2 Project”. Following the said ruling, Dorad's board resolved that Dorad's management will continue to examine the feasibility of the “Dorad 2 Project” and its implications, and bring its decisions to the board's approval. Dorad’s board of directors further resolved that to the extent it will approve the Dorad 2 Project, the decision will be presented to Dorad’s shareholders for approval. On July 27, 2021, subsequent to the balance sheet date, a shareholders meeting of Dorad was held. In accordance with the court ruling, the agenda for such meeting included two resolutions (1) the planning and construction of the Dorad 2 Project – a resolution that Dori Energy and Eilat-Ashkelon Infrastructure Services Ltd. (“EAIS”), which holds 37.5% of Dorad, supported and Edelcom and Zorlu rejected; and (2) approval of the aforementioned resolution of the Dorad board of directors – a resolution which Dori Energy and EAIS supported and with respect to which Edelcom and Zorlu abstained. Following such shareholders meeting, correspondence was exchanged between Dorad and Edelcom concerning, among other issues, the implications of the aforementioned resolutions. Dorad estimates (after consulting with legal counsel) that by convening the aforementioned shareholders meeting Dorad complied with the court ruling and therefore the opening motion process ended.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 6 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

B.          Manara Pumped Storage Project (“Manara PSP”) –

On December 31, 2020 Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), the Company’s subsidiary, received the tariff approval for the project from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing capacity and energy from a pumped storage producer connected to the transmission grid for a period of 20 years beginning on the date of receipt of the permanent production license, upon construction completion and commercial operation. The tariff approval became effective following the financial closing of the Manara PSP in February 2021.

On February 11, 2021, the Manara PSP Project Finance reached financial closing. The Manara PSP Project Finance will be provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance is in the aggregate amount of NIS 1.18 billion (approximately €305 million based on the Euro/NIS exchange rate as of June 30, 2021), and includes: (i) a Senior Secured Tranche at a fixed rate of interest for each drawdown, with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the loan drawdown, plus a spread of 3.25% per-annum during the Construction Period of the Project and a spread of 2.40% per-annum from the Actual Completion Date of the Project which proceeds the Commercial Operation Date of the Project. The Senior Secured Tranche is linked to the Israeli Consumer Price Index and is to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a Subordinated Secured B Tranche at a floating rate of interest, with the base interest being the Bank of Israel rate, plus a spread of 4.35% per-annum during the Construction Period and a spread of 3.90% per-annum from the Actual Completion Date. The stated maturity of the Tranche B loan is one year less than the maturity of the Senior Secured Loan with a cash sweep mechanism that shortens its maturity to approximately 12 years from the Commercial Operation Date under the Base Case Financial Model.

In connection with the Manara PSP Project Finance that occurred on February 2021, and based on the A.R.Z. Settlement Agreement, A.R.Z. was required to provide its indirect share of equity investment and financing to the Manara PSP. Due to the failure to provide the required funds, Ellomay Water Plants Holdings (2014) Ltd., the Company’s wholly-owned subsidiary that holds 75% of Ellomay PS, seized E.R.Z.’s holdings in Sheva Mizrakot (33%) and, as a result, the Company’s indirect holdings in the Manara PSP increased from 75% to 83.333% in January 2021. Accordingly, the Company imputed the difference between the consideration and the minority interest to the Transaction reserve with non-controlling Interests in the amount of €961 thousand.

During the first six months ended June 30, 2021, the Company and the minority owners of the Manara PSP provided loans in the aggregate amount of NIS 220,209 thousand (approximately €56,830 thousand).  In order to comply with the conditions to the financial closing of the Manara PSP Project Finance, a portion of the total outstanding loans in an aggregate amount of approximately NIS 153,741 thousand (approximately €39,293 thousand) was converted to capital notes, out of which, an amount of €8,682 thousand belong to the minority. The issued capital notes do not bear interest, linkage differences or exchange rate differences for any foreign currency. The repayment of the capital notes is subordinated to any other obligation of the Manara PSP and is takes precedent only to the distribution of the surplus assets of the Manara PSP upon liquidation. Also, the repayment of the capital notes is at the sole discretion of the Manara PSP and therefore they have been presented as part of the total equity.

Notice to commence the construction works was issued to Electra Infrastructure Ltd., the engineering, procurement and construction contractor of the Manara PSP in April 2021. Construction period of the Manara PSP is expected to be 62.5 months.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments

Fair value

(1)          Financial instruments - the composition of the derivatives

	June 30,	December 31,
	2021	2020
	€ in thousands
	Unaudited	Audited
Derivatives presented under current assets
Currency swap	42	12
Forward contracts	-	66
	42	78

Derivatives presented under non-current assets
Financial power swap	1,592	10,238
Currency swap	684	-
	2,276	10,238

Derivatives presented under current liabilities
Swap contracts	(1,336)	(1,378)
Financial power swap	(1,195)	-
	(2,531)	(1,378)

Derivatives presented under non-current liabilities
Currency swap	-	(144)
Swap contracts	(6,297)	(8,192)
	(6,297)	(8,336)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)          Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2021
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	93,476	95,992	-	-
Loans from banks and others (including current maturities)	218,413	-	220,045	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 1.76%- 2.75% with a zero floor, Euribor+ 5.27%, fix rate for 5 years 2.9%-3.55% and 4.65% Linkage to Consumer price index in Israel.
	311,889	95,992	220,045	-
	December 31, 2020
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	82,724	84,814	-	-
Loans from banks and others (including current maturities)	198,169	-	209,005	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 1.76%- 2.75% with a zero floor, Euribor+ 5.27%, fix rate for 5 years 2.9%-3.55% and 4.65% Linkage to Consumer price index in Israel
	280,893	84,814	209,005	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)          Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2021
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Swap contracts	-	(7,633)	-	(7,633)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	726	-	726
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	7,408	7,408
The fair value is measured by discounting the expected future loan repayments and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks. The discounting rate was estimated at approximately 10% and the expected yearly change of Israeli Consumer Price Index, during the expected lifetime of the loan, was estimated at approximately 1%.

Financial power swap	-	-	397	397
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

There have been no transfers from any Level to another Level during the six months ended June 30, 2021.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)          Fair value hierarchy of financial instruments measured at fair value (cont’d)

	December 31, 2020
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	-	1,761	-	1,761	Market price
Forward contracts	-	66	-	66
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts	-	(9,570)	-	(9,570)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	(132)	-	(132)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	8,745	8,745
The fair value is measured by discounting the expected future loan repayments and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks. The discounting rate was estimated at approximately 10% and the expected yearly change of Israeli Consumer Price Index, during the expected lifetime of the loan, was estimated at approximately 1%.

Financial power swap	-	-	10,238	10,238
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Financial Instruments (cont’d)

Fair value (cont’d)

(4)          Level 3 financial instruments carried at fair value

The table hereunder presents a reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Dori Energy loan
€ in thousands

Balance as at December 31, 2020	8,745

Repayment of loan to an equity accounted investee	(2,259)
Loan to an equity accounted investee	244
Total income recognized in profit or loss	125
Interest	450
Foreign Currency translation adjustments	103

Balance as at June 30, 2021	7,408

Financial assets
Financial power
swap
€ in thousands

Balance as at December 31, 2020	10,238

Total loss is recognized in other comprehensive income	(9,841)

Balance as at June 30, 2021	397

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Fixed assets

				Office
	Photovoltaic	Pumped	Biogas	furniture and	Leasehold
	Plants	storage	installations	equipment	Improvements	Total
	€ in thousands
Cost
Balance as at January 1, 2020	102,784	-	19,588	147	52	122,571
Additions	120,842	16,607	558	38	-	138,045
New companies	-	-	17,233	-	-	17,233
Disposals	-	-	-	-	(52)	(52)
Effect of changes in exchange rates	-	-	-	(5)	-	(5)
Balance as at December 31, 2020	223,626	16,607	37,379	180	-	277,792

Balance as at January 1, 2021	223,626	16,607	37,379	180	-	277,792
Additions	17,896	36,864	620	2	-	55,382
Balance as at June 30, 2021	241,522	53,471	37,999	182	-	333,174

Depreciation
Balance as at January 1, 2020	5,456	-	2,545	129	52	8,182
Depreciation for the year	830	-	1,457	12	-	2,299
New companies	-	-	3,272	-	-	3,272
Disposals	-	-	-	-	(52)	(52)
Effect of changes in exchange rates	-	-	-	(4)	-	(4)
Balance as at December 31, 2020	6,286	-	7,274	137	-	13,697

Balance as at January 1, 2021	6,286	-	7,274	137	-	13,697
Depreciation for the period	5,028	-	1,459	7	-	6,494
Balance as at June 30, 2021	11,314	-	8,733	144	-	20,191

Carrying amounts
As at December 31, 2020	217,340	16,607	30,105	43	-	264,095
As at June 30, 2021	230,208	53,471	29,266	38	-	312,983

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 22 regarding operating segments in the annual financial statements.

Segment assets consist of current assets, fixed assets and intangible assets, as included in reports provided regularly to the chief operating decision maker.

	PV								Total
			Ellomay						reportable		Total
	Italy	Spain	Solar	Talasol	Israel	Bio Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2021
	€ in thousands

Revenues	-	1,534	-	11,202	2,130	6,129	22,940	-	43,935	(24,480)	19,455
Operating expenses	-	(423)	-	(1,988)	(170)	(4,925)	(18,049)	-	(25,555)	18,049	(7,506)
Depreciation expenses	-	(451)	-	(4,816)	(1,151)	(1,552)	(2,685)	-	(10,655)	3,599	(7,056)
Gross profit (loss)	-	660	-	4,398	809	(348)	2,206	-	7,725	(2,832)	4,893
Project development costs											(1,119)
General and
administrative expenses											(2,572)
Share of profits of equity
accounted investee											(772)
Operating profit											430
Financing income											1,716
Financing expenses in connection
with derivatives and warrants, net											(109)
Financing expenses, net											(6,806)
Interest expenses on minority shareholder loan											(939)
Loss before taxes
on Income											(5,708)
Segment assets as at
June 30, 2021	833	15,130	5,589	242,224	35,548	34,903	106,164	90,300	530,691	(34,904)	495,787

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Bio Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the six months ended June 30, 2020
	€ in thousands

Revenues	-	1,241	2,060	-	2,437	28,836	-	34,574	(30,360)	4,214
Operating expenses	-	(227)	(154)	-	(1,765)	(22,841)	-	(24,987)	22,841	(2,146)
Depreciation expenses	-	(453)	(1,174)	(28)	(726)	(2,600)	-	(4,981)	3,534	(1,447)
Gross profit (loss)	-	561	732	(28)	(54)	3,395	-	4,606	(3,985)	621
Project development costs										(2,338)
General and
administrative expenses										(2,204)
Share of profits of equity
accounted investee										850
Other income, net										-
Operating loss										(3,071)
Financing income										886
Financing income in connection
with derivatives and warrants, net										1,099
Financing expenses, net										(3,095)
Loss before taxes
on Income										(4,181)
Segment assets as at
June 30, 2020	518	15,841	37,096	190,768	18,395	110,970	2,318	375,906	(14,280)	361,626

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments (cont’d)
	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2020
	€ in thousands

Revenues	-	2,577	4,089	-	6,002	57,495	-	70,163	(60,518)	9,645
Operating expenses	-	(463)	(379)	-	(4,109)	(44,489)	-	(49,440)	44,489	(4,951)
Depreciation and amortization expenses	-	(905)	(2,310)	-	(1,457)	(5,674)	-	(10,346)	7,371	(2,975)
Gross profit (loss)	-	1,209	1,400	-	436	7,332	-	10,377	(8,658)	1,719
Project development costs										(3,491)
General and
administrative expenses										(4,512)
Share of profits (loss) of
equity accounted investee										1,525
Other income, net										2,100
Capital gain (loss)										-
Operating profit (loss)										(2,659)
Financing income										2,134
Financing income
(expenses) in connection
with derivatives, net										1,094
Financing expenses, net										(6,862)
Profit (loss) before taxes
on Income										(6,293)
Segment assets as at
December 31, 2020	503	17,574	36,521	232,955	36,253	109,983	21,925	455,714	4,458	460,172

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 10 - Leases

1.
Material lease agreements entered into during the period

The Company leases land in Israel from private lessors for a period of approximately 25 years, on which is constructing the Manara PSP. A right-of-use asset in the amount of €10,629 thousand has been recognized in the statement of financial positon in April 2021 in respect of leases of land. A lease liability in the amount of €10,629 thousand has been recognized in the statement of financial positon in April 2021 in respect of such leases of land, out of which an amount of €7,616 thousand has been recognized in short term liabilities, as it is expected to be paid at the first withdrawal of the Manara PSP project finance, which closed on February 11, 2021.

2.	Right-of-use assets

	Gelderland	Manara	Spain	Ellomay Solar	Talasol	Talmei Yosef	Total
	€ in thousands
Cost

Balance as at January 1, 2021	355	-	1,235	1,789	12,686	1,672	17,737
Additions	-	10,666	-	-	-	-	10,666
Disposals	-	-	-	-	(4,526)	(17)	(4,543)
Effect of changes in exchange rates	-	100	-	-	-	25	125
Balance as at June 30, 2021	355	10,766	1,235	1,789	8,160	1,680	23,985
Depreciation

Balance as at January 1, 2021	-	-	150	-	169	209	528
Depreciation for the period	93	106	37	22	202	53	513
Additions	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Balance as at June 30, 2021	93	106	187	22	371	262	1,041

Carrying amounts
As at December 31, 2020	355	-	1,085	1,789	12,517	1,463	17,209
As at June 30, 2021	262	10,660	1,048	1,767	7,789	1,418	22,944

3.	Lease liability

Maturity analysis of the company's lease liabilities

June 30, 2021
€ in thousands
Less than one year	8,288
One to five years	2,584
More than five years	12,940

Total	23,812

Current maturities of lease liability	8,288

Long-term lease liability	15,524